UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Press Release

JOINT VENTURE BETWEEN CPFL RENOVÁVEIS AND DESA

São Paulo, February 17, 2014 - CPFL Energia, CPFL Geração and CPFL Renováveis announce the joint venture with DESA, by means of which CPFL Renováveis shall absorb 100% of DESA’s assets, consolidating the Company’s leadership in the Brazilian market of energy generation based on renewable sources after the operation is concluded. The Company’s portfolio will reach 2,117.4 MW in total contracted capacity, of which 1,560.7 MW are in operation and 556.7 MW are under construction.

Joint Venture

The Joint Venture will be entered into through the merger of WF2 Holding S.A. (“WF2”), which will hold all of the shares issued by DESA on the date of its merger, into the CPFL Renováveis (“Merger”).

By reason of the Merger, the CPFL Renováveis’ capital stock will be increased by an amount equal to WF2 equity book value, considering an additional net debt after December 31, 2013 at WF2 of some R$ 200 million, and, in return, its shareholder, Arrow – Fundo de Investimento em Participações (“FIP Arrow”), will receive new shares from CPFL Renováveis representing 12.63% of the CPFL Renováveis’ total capital stock (“Equity Interest”). The Equity Interest was independently negotiated and determined by the senior managements of the CPFL Renováveis and of WF2, based on the economic value of both companies.

The Equity Interest may be subject to adjustments as a result of the Due Diligence Investigation to be conducted by the parties involved, and in view of the assessment of the audited financial statements of both WF2 and the CPFL Renováveis after fulfillment of Conditions Precedent.

FIP Arrow will become a party to the CPFL Renováveis’ shareholders agreement and will then have rights and obligations under such shareholders agreement, including the right to appoint a member for the CPFL Renováveis’ Board of Directors.

The Joint Venture will not confer upon CPFL Renováveis’ shareholders the right to withdraw.

SHAREHOLDING STRUCTURES (before and after the Joint Venture)

Current - DESA

ARROW
100%
WF2
Other shareholders
78.9%
21.1%
DESA

Premerger - DESA

ARROW
100%
WF2
100%
DESA

CPFL Renováveis before and after the joint venture

	CPFL Energia	Patria	Eton Park	BTG Pactual	Bradesco BBI	GMR	KFW DEG	Previ	Arrow	Market
Before the joint venture	58.84%	5.61%	5.49%	7.12%	2.97%	1.93%	1.47%	7.24%	0.00%	9.32%
After the joint venture	51.41%	4.90%	4.80%	6.22%	2.59%	1.68%	1.29%	6.33%	12.63%	8.14%

CPFL Renováveis

Conditions Precedent

Consummation of the Joint Venture will be contingent upon fulfillment of certain prior conditions that are customary in similar transactions, among which are the requisite approvals by the Brazilian Electric Energy Agency (“ANEEL”), by the Administrative Council for Economic Defense (“CADE”) and by certain DESA and WF2’s creditors.

Consummation of the Joint Venture is further contingent upon the satisfactory outcome of the legal, accounting, financial, engineering and environmental due diligence investigations to be conducted by CPFL Renováveis in connection with DESA’s operations, and by DESA in connection with CPFL Renováveis’ operations.

After fulfillment of the Conditions Precedent, the Merger will be duly submitted to the general shareholders’ meetings of both, CPFL Renováveis and DESA, pursuant to article 227 of Corporate Law.

PURPOSE OF THE OPERATION

The purpose of that operation is allowing for the continuity of the Company’s sustainable growth and strengthening its leadership in the sector of energy generation based on renewable sources in Brazil, pursuant to the principle of value creation for its shareholders. This is a crucial advance in the course of both companies who will join to become one sole company under the brand CPFL Renováveis.

Merits:

•         Consolidation of the leadership in renewable energy in Brazil;

•         Supplementary portfolios and expertise, mitigating risks and operating synergies;

•         Excellent track record; and

•         Material growth with low impact on leverage.

CPFL RENOVÁVEIS PORTFOLIO SUBSEQUENT TO THE JOINT VENTURE (estimated position in February 2014)

MW
In operation
	PCH	Wind	Biomass	Solar	TOTAL
CPFL Renováveis	326.6	585,5 (1)	370.0	1.1	1,283.1
DESA	72.4	205.2	-	-	277.6
TOTAL	399.0	790.7	370.0	1.1	1,560.7

Under Construction
	PCH	Wind	Biomass	Solar	TOTAL
CPFL Renováveis	-	503.5	-	-	503.5
DESA	24.0	29.2	-	-	53.2
TOTAL	24.0	532.7	-	-	556.7

TOTAL IN OPERATION & CONSTRUCTION	423.0	1,323.4	370.0	1.1	2,117.4

In development (2)
TOTAL	626.0	3,140.7	-		3,766.7

TOTAL CPFL Renováveis
TOTAL	1,049.0	4,464.1	370.0	1.1	5,884.1

The implementation of this Joint Venture will result in an increase of 19% in the Company’s total contracted capacity in operation and under construction, from 1,786.6 MW to 2.117,4 MW, comprising 38 PCHs (399 MW), 23 wind farms (790,7 MW), 8 biomass-fired thermoelectric plants (370 MW) an 1 solar plant (1.1 MW) in operation, in addition to 1 PCH (24 MW) and 20 wind farms (532.7 MW) under construction.

1 Does not consider Atlantic Farm, partially operating.

2 Does not consider DESA’s projects under development, being assessed.

Additionally, CPFL Energias Renováveis shall have some 3.8 GW in projects in development.

Mix per source:

ESTIMATED DEVELOPMENT OF CPFL RENOVÁVEIS INSTALLED CAPACITY AFTER THE TRANSACTION

Note: Total MW installed in 2018 (2,117 MW) does not consider the acquisition of Rosa dos Ventos – still pending the fulfillment of prior conditions.

GEOGRAFIC PRESENCE

MAIN DATA OF DESA’S ASSETS

Notes:

1      DESA holds 60% of PCH Ludesa capital stock.

2      PPAs have base date of January/2014 (average values for more than one PPA).

Net Debt

On December 31, 2013, DESA amounted a net debt balance of R$ 656 million (preliminary amount, subject to audit and hence potential changes).

CONCLUSION

According to CPFL Renováveis CEO, André Dorf, “This joint venture represents an important step in CPFL Renováveis Expansion Plan. In addition to the value added for shareholders and other stakeholders, this transaction consolidates the Company’s leadership in the Brazilian energy generation market based on renewable energy”. “This joint venture will allow us to participate in a diversified platform of renewable energy sources bringing our shareholders’ environmental concerns into line with ongoing and accelerated growth opportunities”, states William Schmidt, DESA’s CEO.

By means of this Joint Venture CPFL and DESA reiterate their co-workers, shareholders, customers, suppliers and authorities and the market at large their commitment to sustainable growth, environment conservation and clean and renewable energy generation for Brazil.

About CPFL Energia

CPFL Energia is the largest private group in the Brazilian electricity industry. It generates, distributes and commercializes electricity providing value-added services. Its area of performance comprises 569 municipalities and more than 7.3 million customers. The company’s soundness is reflected on the excellence of the management system, on the sustainability of its businesses and on the efficiency and quality of the services provided to its clients and developed throughout more than 100 years of its history.

 About CPFL Renováveis

Brazil’s largest company in the generation of electricity based on renewable resources, CPFL Renováveis has a portfolio of generation businesses that comprises small hydroelectric plants (PCHs), wind farms, biomass-fired thermoelectric plants and a solar energy plant, which together amount to an installed capacity in operation of 1,283.1 MW. The Company also has 503.5 MW under construction and 3.8 GW under development.

About DESA

Exclusively dedicated to energy generation based on renewable sources, it has a portfolio of 12 small hydroelectric plants (PCHs) and wind farms that generate a total of 330.8 MW of installed capacity already contracted, of which 277.6 MW are in operation and 53.2 MW are under construction.

CPFL Renováveis Investor Relations

Phone.: 55 11 3157-9311

Fax: 55 11 3157-9312

E-mail: ri@cpflrenovaveis.com.br

Site: www.cpflrenovaveis.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 18, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.